EXHIBIT 99.1

Date: August 29, 2014	100 University Avenue, 9th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: STUDENT TRANSPORTATION INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	September 26, 2014
Record Date for Voting (if applicable) :	September 26, 2014
Beneficial Ownership Determination Date :	September 26, 2014
Meeting Date :	November 6, 2014
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	86388A108	CA86388A1084

Sincerely,

Computershare
Agent for STUDENT TRANSPORTATION INC.